UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.1)

ROSETTA STONE INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

777780107
(CUSIP Number)

David Nierenberg
The D3 Family Funds
19605 NE 8th Street
Camas, WA  98607
(360) 604-8600

With a copy to:

Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue
New York, NY 10176
(212) 986-6000

______________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 7, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [x ].

1	NAME OF REPORTING PERSONS The D3 Family Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 321,177 common shares (1.5%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 321,177
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 321,177; for all reporting persons as a group, 1,689,887 shares (7.9%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 1.5%; for all reporting persons as a group 7.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS The D3 Family Bulldog Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,104,620 common shares (5.2%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,104,620
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 1,104,620; for all reporting persons as a group, 1,689,887 shares (7.9%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 5.2%; for all reporting persons as a group 7.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS The DIII Offshore Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 264,090 common shares (1.2%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 264,090
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 264,090; for all reporting persons as a group, 1,689,887 shares (7.9%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 1.2%; for all reporting persons as a group 7.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS Nierenberg Investment Management Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,689,887 common shares (7.9%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,689,887
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 1,689,887; for all reporting persons as a group, 1,689,887 shares (7.9%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 7.9%; for all reporting persons as a group 7.9%
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAME OF REPORTING PERSONS Nierenberg Investment Management Offshore, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 264,090 common shares (1.2%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 264,090
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 264,090; for all reporting persons as a group, 1,689,887 shares (7.9%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 1.2%; for all reporting persons as a group 7.9%
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAME OF REPORTING PERSONS David Nierenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,689,887 common shares (7.9%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,689,887
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 1,689,887; for all reporting persons as a group, 1,689,887 shares (7.9%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 7.9%; for all reporting persons as a group 7.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No.1 to Schedule 13D (this “Amendment”) amends the below-indicated items from the Schedule 13D with respect to the shares of common stock (the “Common Stock”) of Rosetta Stone Inc., (“RST” or the “Company”) previously filed by or on behalf of the Reporting Persons (as defined below), as previously amended (collectively, the “Schedule 13D”), by supplementing such Items with the information below.

The names of the persons filing this Amendment (collectively, the “Reporting Persons”) are:  The D3 Family Fund, L.P. (the “Family Fund”), The D3 Family Bulldog Fund, L.P. (the “Bulldog Fund”), The D3 Family Canadian Fund, L.P. (the “Canadian Fund”), The DIII Offshore Fund, L.P. (the “Offshore Fund”), Nierenberg Investment Management Company, Inc. (“NIMCO”), Nierenberg Investment Management Offshore, Inc. (“NIMO”) and David Nierenberg (“Mr. Nierenberg”).

Item 4.  Purpose of Transaction

Item 4 is hereby amended to add the following:

We are amending our 13D to reflect our August 7, 2014 conversation with Rosetta Stone’s (RST) management.  In that conversation, reflecting on the market’s negative reaction to RST’s August 5 earnings announcement, we advised management that “time is not your friend.” (This is consistent with what we said in our original 13D: “RST’s current share price reflects investor concern that the company is a wasting asset… [W]e urge [management] to move quickly and decisively…”)

Management’s response to our advice was to ask us what we would recommend that they do. We made four near term suggestions, consistent with our original 13D, and we add one longer term suggestion here:

1.
In our original 13D (filed on June 6, 2014)we wrote that “RST… needs to communicate… in a much simpler and more compelling manner to the investment community.” Unfortunately, while RST met its bookings and EBITDA guidance for the June, 2014 quarter, financial reporting services wrote that RST seriously missed the Street consensus numbers for revenues and EPS. Decent execution in the June quarter was reported as a major miss and the stock traded down. Therefore our first suggestion to management on August 7 was that RST should anticipate and avoid all confusion caused by purchase accounting-driven differences between deferred revenue, bookings, and realized revenue, by communicating more pro-actively with analysts.

2.
In our original 13D we “urge[d] management to identify the single most important thing it can do to maximize [North American consumer] NAC cash flow.” Second quarter NAC contribution fell 35% versus the same quarter in 2013. Management’s principal solution to extend and maximize NAC’s cash flow is to sell more than one RST product to each customer, thereby amortizing selling and marketing cost over higher revenue. It hopes to do this by persuading adult language learning customers to add brain fitness and children’s products to their shopping cart. This sound logical. But so far RST has not provided the investment community with proof that bundling will happen or that it will improve NAC cash flow. Therefore on August 7 we advised RST management that it should aggressively and intelligently reduce corporate and NAC costs to strengthen cash flow. Cost is entirely within management’s control; product bundling initiatives, which we hope will succeed, are unproven. We suggested that RST “hedge” its bundling bet with cost reduction.

3.
In our original 13D we urged RST management to “accelerate the growth of… RST’s… [software as a service Enterprise and Education] (SAAS E&E) business.” E&E contracted 4% (pro forma)in the first quarter; grew 2% in the second; and management forecast growth would accelerate to 5-6% in the third quarter and “10% plus” in the fourth. Our third suggestion to management on August 7 was that they identify and execute the best ways to further accelerate E&E’s growth in 2015 and beyond. CEO Steve Swad has told the investment community several times that financial and strategic buyers would value E&E at a multiple of its revenues. This is because the buyers value the recurring revenue of SAAS business and because they appreciate growth. All other things being equal, faster growth should drive higher value. This is why in our original 13D we urged RST management, while protecting NAC’s cash flow, to concentrate their time and RST’s resources on accelerating E&E’s growth.

4.
In our original 13D we wrote that “[t]he composition of RST’s board should evolve into a “post-venture” board.” On August 7 we advised RST management that “time is not your friend.” We want to raise the level of urgency at RST about the changes which we believe are needed to transform the company. Therefore on August 7 we suggested to RST management that it and RST’s board should work with several of RST’s largest investors to identify at least two mutually acceptable investor representatives to join RST’s board as soon as possible. We hope that these representatives will bring two needed attributes: a more intense sense of urgency about taking action to improve NAC/corporate cash flow and accelerate the growth of E&E, and digital marketing expertise.

In addition to these four near term suggestions, we offer a longer term suggestion, based on our desire for RST to sharpen and simplify its corporate focus. Both the quality of management’s execution and the quality of investors’ enthusiasm and understanding of RST should benefit from tighter corporate focus. To that end, once NAC has been stabilized and its cash flow optimized, we believe that RST should determine whether both NAC and E&E should remain under the same corporate umbrella. It may maximize shareholder value to separate them, so that each piece of the company ultimately might wind up with appropriate owners. Cash cow owners and growth owners usually are not the same.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 21,295,571 Shares outstanding as of July 31, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2014.

As of the close of business on the date hereof, the Family Fund individually beneficially owned 321,177 Shares, constituting approximately 1.5% of all of the outstanding Shares.

As of the close of business on the date hereof, the Bulldog Fund individually beneficially owned 1,104,620 Shares, constituting approximately 5.2% of all of the outstanding Shares.

As of the close of business on the date hereof, the Offshore Fund individually beneficially owned 264,090 Shares, constituting approximately 1.2% of all of the outstanding Shares.

By virtue of its relationships with each of the Family Fund, the Bulldog Fund and the Offshore Fund discussed in further detail in Item 2, NIMCO may be deemed to be the beneficial owner of the 1,689,887 Shares, beneficially owned in the aggregate by the Family Fund, the Bulldog Fund and the Offshore Fund, constituting approximately 7.9% of all of the outstanding Shares.

By virtue of its relationship with the Offshore Fund discussed in further detail in Item 2, NIMO may be deemed to be the beneficial owner of the 264,090 Shares owned by the Offshore Fund, constituting approximately 1.2% of all of the outstanding Shares.

By virtue of his relationship with NIMCO and NIMO discussed in further detail in Item 2, Mr. Nierenberg may be deemed to be the beneficial owner of the 1,689,887 Shares beneficially owned by NIMCO and NIMO, constituting approximately 7.9% of all of the outstanding Shares.

The Reporting Persons, in the aggregate, beneficially own 1,689,887 Shares, constituting approximately 7.9% of the outstanding Shares.

 (b)           The Family Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 321,177 shares of Common Stock held by the Family Fund.

The Bulldog Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 1,104,620 shares of Common Stock held by the Bulldog Fund.

The Offshore Fund, NIMO, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 264,090 shares of Common Stock held by the Offshore Fund.

(c)            No transactions with respect to the Common Stock that are required to be reported on Schedule 13D were effected by any of the Reporting Persons during the past sixty (60) days.

(d)            No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)            Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

D3 Family Fund, L.P., D3 Family Bulldog Fund, L.P.
By: Nierenberg Investment Management Company, Inc.
August 11, 2014	Its: General Partner By: /s/ David Nierenberg David Nierenberg, President
DIII Offshore Fund, L.P. By: Nierenberg Investment Management Offshore, Inc.
August 11, 2014	Its: General Partner By: /s/ David Nierenberg David Nierenberg, President
Nierenberg Investment Management Company, Inc.
August 11, 2014	By: /s/ David Nierenberg David Nierenberg, President
Nierenberg Investment Management Offshore, Inc.
August 11, 2014	By: /s/ David Nierenberg David Nierenberg, President
August 11, 2014	/s/ David Nierenberg David Nierenberg